Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change January 19, 2010
Item 3	News Release The news release dated January 19, 2010 was disseminated through Marketwire’s Canada and US Investment and UK Media Analysts Networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. announced that Robert A. Quartermain has resigned as President and CEO of the Company effective January 19, 2010.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated January 19, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 19th day of January, 2010

January 19, 2010	News Release 10-01

Robert Quartermain Resigns as President and CEO of Silver Standard
Michael Anglin appointed as Interim President and CEO

Vancouver, British Columbia, January 19, 2010 – Silver Standard Resources Inc. (TSX: SSO) (NASDAQ: SSRI) today announced that Robert A. Quartermain has resigned as President and CEO of the Company effective January 19, 2010.

Mr. Robert Quartermain stated, “The Board of Directors and I have agreed that it would be an appropriate time for me to step down as an executive of the Company.  I have had an exceptional and enjoyable career at Silver Standard that has spanned 25 years as we have created a major silver company from a small exploration company.”

Mr. Peter Tomsett, Silver Standard’s Chair, stated, “Bob has spent the last 25 years managing Silver Standard’s impressive resource growth, and has done an outstanding job in creating shareholder value.  We are pleased that Bob will remain on the board to ensure a seamless transition to a new CEO as we continue to evolve from a successful exploration company into a major silver producer.”

The Board of Directors is conducting a search for Mr. Quartermain’s successor.  Pending the completion of the search, A.E. Michael Anglin will step in as interim President and CEO.  Mr. Anglin has been a director of Silver Standard since 2008.

Mr. Anglin is a well known and highly regarded mining engineer with a career of over 20 years in senior management roles at BHP Billiton.  His most recent role before his retirement in 2008 was as Vice President Operations & Chief Operating Officer of BHP Billiton’s Base Metals Group based in Santiago, Chile.  His extensive international experience has ranged from multi-site management to technical, functional and business development.  Prior to joining BHP Billiton in 1986, he held engineering roles at Texasgulf and New Jersey Zinc.  He holds a B.Sc. Hons. (Mining) and a M.Sc. from the Royal School of Mines, Imperial College, London.

Mr. Tomsett stated, “We are fortunate to have an executive with Mike’s experience, knowledge and expertise on the board to step in on an interim basis to manage the Company.  I am confident that the Company is in good hands pending completion of a successful CEO search.”

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as growing through exploration and development of its own projects.

Contact:

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. toll-free: (888) 338-0046 or Direct: (604) 484-8212
invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, Director, Investor Relations at invest@silverstandard.com or call (888) 338-0046.

Statements contained in this news release that are not historical fact, such as statements regarding the prospects of the Company's CEO search, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995.  Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties include, but are not limited to, the company's ability to identify and engage a suitable CEO and the other risks and uncertainties described more fully in the Company's Form 20-F and other filings with Canadian regulators and the Securities and Exchange Commission.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law.  For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The TSX has neither approved nor disapproved of the information contained herein.